Exhibit 99.1

Embedded value of EUR 11.35 per share

The embedded value 2008, as reported today, demonstrates both stable performance of the in-force book, as well as continued successful focus on profitable new business. Management considers embedded value to be an additional measure for shareholders to value the existing business of the company.

Alex Wynaendts, CEO, said: “Despite the difficult operating environment in 2008, AEGON performed satisfactorily on the in-force book and well on new business. The decrease in embedded value primarily reflects equity market falls, an increase in the risk premium used to set the discount rate and the impact of widening credit spreads in combination with lower assumed fixed interest returns.”

The embedded value life insurance (EVLI) was down to EUR 23 billion. The EVLI benefited from the increased value of new business of EUR 0.8 billion and the performance of the in-force book of EUR 0.9 billion. However, this was offset by lower than expected investment returns of EUR 3.2 billion, a change in economic assumptions of EUR 2 billion and negative currency translation effects of EUR 0.3 billion.

Free surplus on the life insurance business at year-end was up to EUR 2.3 billion with limited net capital injections of EUR 0.5 billion. Considering the economic turmoil in 2008, the embedded value operating margin remained fairly stable at 6.8%, driven by new business in the UK and Central & Eastern Europe.

At year-end 2008, the total embedded value amounted to EUR 18.5 billion, a decrease of 15% compared to 2007. Adjusted for the value of AEGON preferred shares, the total embedded value per common share amounted to EUR 11.35, a decrease of 16%.

Embedded value (amounts in millions unless stated otherwise, after tax)	Year-end 2008 EUR	Year-end 2007 EUR	%
Life business
Adjusted net worth (ANW)	11,123	11,751	(5)
Free surplus (FS)	2,335	1,025	128
Required surplus (RS)	8,788	10,725	(18)

Value of in-force life business (ViF)	11,813	14,138	(16)
Present value future profits (PVFP)	14,184	17,127	(17)
Cost of capital (CoC)	(2,371)	(2,989)	(21)

Embedded value life insurance (EVLI)	22,936	25,889	(11)
Other activities
IFRS book value	948	191	396
Total embedded value before holding activities	23,883	26,079	(8)

Holding activities	(5,346)	(4,385)	22
Market value of debt, capital securities & other net liabilities	(4,840)	(4,063)	19
Present value holding expenses	(506)	(322)	57
Total embedded value (TEV)	18,538	21,694	(15)
Value of preferred share capital	(1,343)	(1,527)	(12)

Total embedded value (TEV) attributable to common shareholders	17,194	20,167	(15)
TEV attributable to common shareholders per share (EUR)	11.35	13.44	(16)

This table provides a summary of AEGON’s key 2008 embedded value figures. This should be read in conjunction with the detail information on embedded value life insurance and total embedded value in the report that is available on www.aegon.com.

Media relations	Website	20090514-02
+31 (0)70 344 8956	www.aegon.com

Investor relations
+31 (0)70 344 8305

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ just over 31,000 people and have over 40 million customers across the globe.

Key figures	First quarter 2009	Full year 2008
Underlying earnings before tax	EUR (22) million	EUR 1.57 billion
New life sales	EUR 543 million	EUR 2.63 billion
Gross deposits	EUR 8.2 billion	EUR 40.75 billion
Revenue generating investments (End of period)	EUR 334 billion	EUR 332 billion

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Greg Tucker	Gerbrand Nijman
+ 31 (0)70 – 344 8956	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website www.aegon.com

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Cautionary note regarding Regulation G (non-GAAP measure)

This press release includes a non-GAAP financial measure. Embedded value is not based on IFRS, which are used to prepare and report AEGON’s 2008 financial statements and should not be viewed as a substitute for IFRS financial measures. In the 2008 Embedded Value report available on www.aegon.com, the embedded value life insurance and the total embedded value are reconciled to shareholders’ equity of EUR 6.1 billion as reported in AEGON’s annual accounts over the year 2008. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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